EXHIBIT A

Transactions in the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/12/2014	(35,000)	9.03
8/14/2014	(3,280)	9.40
8/15/2014	(12,000)	9.04
8/18/2014	(14,405)	9.02
8/26/2014	(38,243)	8.97
8/29/2014	(22,015)	9.04